SECURI 02021770 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED APR 22 2002 WASH. D.C. SECTION

SEC FILE NUMBER
8 - 51300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CONVEXITY PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 PELHAMDALE AVE.
(No. And Street)

PELHAM	N.Y.	10803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES BURNS — 914-738-2587
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAY 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JAMES BURNS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONVEXITY PARTNERS, L.P., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

GENERAL PARTNER
Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2002

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Convexity Partners, L.P.:

We have audited the accompanying statement of financial condition of Convexity Partners, L.P. (the "Company") as of December 31, 2001, and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company declined to present a condensed schedule of investments as of December 31, 2001, since the Company considers its investment strategies proprietary in nature. Presentation of such statement summarizing the Company's investments is required by accounting principles generally accepted in the United States of America.

In our opinion, except that the omission of a condensed schedule of investments results in an incomplete presentation as explained in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Convexity Partners, L.P. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Fulvio & Associates, L.L.P.

New York, New York
April 18, 2002

CONVEXITY PARTNERS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 53,732
Securities owned, at market value	80,990
Due from broker	25,909
Investment in non-marketable securities, at cost	3,300
Accrued interest	11,245
TOTAL ASSETS	$ 175,176

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable	$ 3,215
TOTAL LIABILITIES	3,215
Partners' capital	171,961
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 175,176

The accompanying notes are an integral part of these financial statements.

CONVEXITY PARTNERS, L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Net loss on trading securities	$ (215,515)
TOTAL REVENUES	(215,515)
EXPENSES:	
Exchange fees	1,422
Other	1,002
TOTAL EXPENSES	2,424
NET LOSS	$ (217,939)

The accompanying notes are an integral part of these financial statements.

CONVEXITY PARTNERS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

Partners' Capital – January 1, 2001	$ 957,454
Partner Contributions	51,373
Net Loss	(217,939)
Partner Withdrawals	(618,927)
Partners' Capital – December 31, 2001	$ 171,961

The accompanying notes are an integral part of these financial statements.

CONVEXITY PARTNERS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net loss		$ (217,939)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Securities owned, at market value	$ 1,219,196	
Due from broker	(25,909)	
Accrued interest and dividends	20,106	
Increase (decrease) in operating liabilities:		
Payable to clearing broker	(23,008)	
Securities sold, but not yet purchased, at market value	(305,048)	
Due to general partner	(49,822)	
Accounts payable	3,215	
Total adjustments		838,730
Net cash provided by operating activities		620,791
Cash flows from financing activities:		
Partners' contributions		51,373
Partners' withdrawals		(618,927)
Net cash used by financing activities		(567,554)
NET INCREASE IN CASH		53,237
Cash at January 1, 2001		495
Cash at December 31, 2001		$ 53,732

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Convexity Partners, L.P. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

b) Securities Transactions

Transactions in securities are recorded on a settlement-date basis. Securities owned or sold, but not yet purchased are valued at market including accrued interest on bonds. All resulting gains and losses are included in partners' capital.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices, which may differ from the market value, reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security or option positions.

c) Income Taxes

No provision for federal, state or local income taxes has been made since the Company is not a taxable entity. The partners' are individually liable for the taxes on their share of the Company's income or loss.

NOTE 2 - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to a clearance agreement. All securities positions, and the due from the clearing broker reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

NOTE 3 – GOING CONCERN

The Company has incurred significant losses over the past two years. In addition, most of the limited partners withdrew their remaining capital during 2001, in both convertible bonds and cash. The General partner is attempting to sell the company in an effort to raise capital.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, does not exceed eight times net capital. At December 31, 2001, the Company had net capital of $153,837 that was $53,837 in excess of its requirement.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company's general partner (the "Fund Manager") provides investment and management services to the Company, and receives a management fee. The Fund Manager is also entitled to an incentive fee equal to 20% of each partners' share of net income, determined on a rolling quarter basis. For the year ended December 31, 2001, the general partner received no management fee and no incentive fee.

NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS

Generally accepted accounting principles require that investment partnerships provide a condensed schedule of investments by type, geographic region, and industry, which includes disclosure of any position whose market value exceeds 5% of partners' capital. Total long and total short positions are to be considered separately.

The Company declined to present the condensed schedule of investments since it considers its strategies proprietary in nature.

SUPPLEMENTAL INFORMATION

CONVEXITY PARTNERS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Credits:	
Partners' capital	$ 171,961
Debits:	
Non-allowable assets	3,300
Net capital before haircuts on securities positions	$ 168,661
Haircuts on securities positions	14,824
Net capital	$ 153,837
Minimum net capital requirement	100,000
Excess net capital	$ 53,837

Below is a reconciliation between the Company's unaudited Form X-17A-5 Part IIA filing, as originally submitted, and the above computation:

Net capital per the unaudited Form X-17A-5 Part IIA as originally submitted	$ 140,181
Correction of a deduction of ownership equity not allowable for net capital on the Form X-17A-5	10,391
Additions to haircuts:	
Debt securities	(3,091)
Undue concentration	(1,343)
Valuation adjustment on securities	20,602
Write down of due from broker	(9,688)
Recording of a liability for a capital withdrawal in March 2001	(3,215)
	$ 153,837

CONVEXITY PARTNERS, L.P.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2001

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Partners of
Convexity Partners, L.P.:

In planning and performing our audit of the financial statements of Convexity Partners, L.P. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Convexity Partners, L.P. to achieve all the divisions and duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fulvio & Associates, L.L.P.

New York, New York
April 18, 2002

CONVEXITY PARTNERS, L.P.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONVEXITY PARTNERS, L.P.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

CONVEXITY PARTNERS, L.P.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

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